Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

August 18, 2023

Paul Cline

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Quetta Acquisition Corp. Amendment No.1 to Draft Registration Statement on Form S-1 Filed July 14, 2023 CIK No. 0001978528

Dear Mr. Cline:

On behalf of our client, Quetta Acquisition Corp., a Delaware company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 27, 2023 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1.

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the registration statement (“Registration Statement”) filed in response to the Staff’s comments below.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 14, 2023

General

1.	We note your response to comment 3. Please update your disclosure related to Yotta Acquisition Corporation’s merger with NaturalShrimp Incorporated, including when you expect the business combination to be consummated.

Response: The Company has revised the disclosure on pages 6 and 87 of the Registration Statement.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Paul Cline August 18, 2023 Page 2

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso Partner